Mail Stop 3561

November 6, 2006

Mr. Arthur Spector
Chairman of the Board, President and Chief Executive Officer
Millstream II Acquisition Corporation
435 Devon Park Drive, Building 400
Wayne, Pennsylvania 19087

> **Re:**   **Millstream II Acquisition Corporation**
> **Amendment 1 to Preliminary Proxy Statement on Schedule**
> **14A**
> **Filed October 10, 2006**
> **File No. 000-51065**

Dear Mr. Spector:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We reissue prior comment two of our letter dated September 25, 2006. Provide the information required by Item 14a-5(e), as required by Item 1(c) of Schedule 14A.

Questions and Answers About the Merger, page 2

2.   We note that the conversion price is currently above the marker price. Provide
        clear disclosure throughout the prospectus and the potential risk to the company
        and/or investors.

3.   Update information throughout the proxy statement as of the most recent
        practicable date. For example, we note that the conversion price is as of July 20,
        2006.

4.   We note your response to comment 14 of our letter dated September 25, 2006.
        Please discuss that the company has had net losses to date.

5.   In the answer to the question "[w]hy is Millstream II proposing…?" please
        summarize the provisions that are no longer necessary as a result of the merger.

6.   Please revise the question and answer regarding liquidation to also discuss the
        dissolution process, since the dissolution will occur prior to liquidation. Provide
        clear disclosure throughout the proxy statement that the dissolution is required
        prior to liquidation of the trust.

Summary, page 9

7.   Provide the basis for your belief that you are third in North America in synthetic
        turf.

8.   We note your responses to comments 20 and 76 of our letter dated September 25,
        2006. Please state whether these reports are publicly available. If the reports are
        publicly available, please provide a citation to the publication of the study. Also,
        provide the staff with copies of these reports.

9.   On page 10, you state that Sprinturf also develops and sells synthetic turf and
        related synthetic products for….playgrounds, …median strips, airport medians
        and military bases." Please disclose whether these turf applications require the
        company to obtain any special government or regulatory approval. If so, please
        describe the approvals the company has received.

10.   We note the statement that Mr. Julicher will not receive any consideration in the
        merger. Clarify that after the merger he will be deemed to be a beneficial owner
        of the shares held by his spouse and thus will beneficially own the 4,166,667
        shares to be issued in the merger transaction.

11.   Explain the statement that you do not intend to liquidate the trust account until
        stockholders have approved a plan of dissolution and liquidation. Are you

indicating that you can liquidate the trust account before approving a plan of dissolution and liquidation. If so, provide the basis. We may have further comment.

12. We note that an employment agreement with Mr. Spector will not be entered into until after the consummation of the merger. Clarify whether any negotiations or understandings, formal or informal, exist between the parties. Clarify the reason the employment agreement has not been entered into to date and add a risk factor.

13. We note that it is expected the current board of Millstream II will resign shortly after consummation of the merger. Clarify whether they are required to resign and whether they have indicated that they will resign after the consummation of the merger. If the replacement board is known, provide clear disclosure.

14. We reissue prior comment 27 of our letter dated September 25, 2006. Clearly state when discussing the interests of the officer and director of Sprinturf in the merger the consideration to be received by Mr. Julicher's spouse in the merger transaction, since this would appear to be indirect consideration to Mr. Julicher.

Comparative per share information, page 22

15. Tell us if the other compensation paid to Mr. Julicher, as disclosed in note (1) to your management compensation summary table on page 113, represents a cash dividend distribution. If so, please revise to provide cash dividends declared per share for Sprinturf for the periods for which financial data is presented as stated in our prior comment 31 of our letter dated September 25, 2006.

Risk Factors, page 24

General

16. Please provide a risk factor to discuss the company's ability to redeem the warrants pursuant to section 6.1 of the warrant agreement. The risk factor should specifically address the fact the company could redeem the warrants while a prospectus is not current and the warrants are not exercisable, thus the warrant holder may be unable to exercise the warrant when desired. Therefore the warrant holder may receive much less than fair value for the instrument if redeemed by the company.

17. In risk factor 22 state the estimated cost of dissolution and liquidation. We note the statement that you expect to pay these costs from funds held outside the trust. State the current amount held outside the trust and the current amounts owed by the company. Provide clear disclosure as to how you plan to pay these amounts if sufficient funds are not available outside the trust.

18.   We note the disclosure in risk factor 23 that liability may extend beyond three years. It appears that such liability would extend beyond three years. Revise the disclosure accordingly. Also, we note that you indicate that shareholders may potentially be liable for claims. Please explain when shareholders claims would be before creditors. We may have further comment.

19.   We note that Mr. Spector has agreed to indemnify the trust account for claims of various vendors to the extent they would reduce the amount in the trust. Clearly disclose whether there are any claims that would not fall within the indemnification agreement. If so, add a separate risk factor and disclose the claims and the amount of each claim.

The Merger, page 35

Background of the Merger, page 35

20.   We note your response to comment 40 of our letter dated September 25, 2006. Please state the date that Renthon was retained. Also, state the cash payments received by Renthon and any additional amounts to be paid to Renthon. Provide a more detailed discussion of the services provided and state whether there are additional services to be provided. Explain whether the additional capital and warrants to be issued upon consummation of the business combination will be issued if the business combination is not completed.

21.   We note your response to comment 44 of our letter dated September 25, 2006. Please clarify whether Mr. Carter will also receive a consulting fee.

22.   State the consulting fee that Mr. Musser will receive and state the consulting services provided and whether any of these services related to the merger transaction. We note that the fee becomes payable at the closing of a sale or transaction that provides Sprinturf the ability to make such payment. Clarify whether the merger transaction is such a transaction.

Millstream II's Reasons for the Merger and Recommendation of the Millstream II Board

23.   We reissue prior comment 55 of our letter dated September 25, 2006. We continue to note that Millstream II believes Sprinturf can improve its financial performance with greater economies of scale and refer to the six month interim financial statements to support this belief. Please provide a comparison of the last fiscal year and explain in greater detail the basis for the belief that the interim period results will continue.

24.   Please discuss in greater detail how the funds that will remain after the merger

will be used.

25.   You state that '[m]anagement believes that Sprinturf has an approximate 10%-
        15% market share in a highly fragmented industry. Please provide the basis for
        your belief that the industry is highly fragmented. When discussing the industry
        in the business section, state the major competitors and state the estimated market
        share attributable to each, if known.

Litigious nature of industry/competitors, page 42

26.   Provide a more specific dollar amount at issue, rather than simply stating the
        dollar amount involved is in excess of $50,000.

27.   Explain the claims brought by Fieldturf.

28.   Please explain the statement that you do not believe losing the patent protection
        would have a significant effect on its finances due to "market identification of the
        Sprinturf brand name with all rubber infill products." Without patent protections
        it would appear that the competition would increase since competitors would be
        able to use the technology in the patent for competing products. Also, explain
        why a risk factor is not warranted. We may have further comment.

29.   Please disclose whether Sprinturf is involved in any litigation with former
        employees where the amount at issue is greater than $50,000.

Due Diligence Information Materials, page 43

30.   Remove the statement that the named parties "cannot and do not make any
        representation or warranties as to the accuracy or completeness of any of this
        information." It is unclear why the company would include information in the
        proxy statement when it cannot ascertain the completeness or accuracy of such
        information. We note similar disclaimers throughout this section, such as on page
        44.

31.   Provide a more detailed discussion of how Sprinturf determined the projected
        revenues and operating income. Did they assume specific growth rates? Were
        such growth rates supported by historical information?

32.   We note that the revenue and operating income projections used in calculating the
        valuation were "aggressive." Consider adding a risk factor. Also, as asked in
        prior comment 63 of our letter dated September 25, 2006, please explain the role
        this determination that the projections were "aggressive" played in the valuation
        calculations and why such projections were the only ones utilized by the company
        if they were determined to be "aggressive." Discuss the impact this may have

upon the actual value of the transaction.

33.   We note the statement on page 45 that the analyses were not used to determine if the transaction was fair and in the best interest of the Millstream II shareholders nor were they used to determine whether the 80% test was met. Provide a detailed discussion of how the company determined that the transaction is fair to and in the best interests of shareholders, how the company determined the value of the transaction, and how the company determined that the 80% test was met. Provide a detailed discussion of the valuation method(s) used by the company. We may have further comment.

34.   We reissue prior comment 66 of our letter dated September 25, 2006. Please explain how the company determined to assume a market trading price of $6 per share when calculating the price to earnings multiple. Also, explain the calculation that resulted in an enterprise value of approximately $50 million. Provide clear disclosure as to how such valuations were determined.

35.   Please refer to prior comment 67 of our comment letter dated September 25, 2006. It is not clear to us how you have addressed our comment in its entirety; accordingly, we are reissuing our comment. We note that you continue to present on fourth paragraph of page 44, projected revenues through 2009 which increased by 431% compared to 2005. You also present in the fifth paragraph of page 44 projected revenues through 2009 based on different assumptions which increased by 255% compared to 2005. Based on your historical growth and current conditions, there does not appear to be a reasonable basis for the assumptions and amounts presented. Please remove such disclosures (including the related discussions that are derived from these projections) or demonstrate why a revision is not required. If you continue to believe your disclosure is appropriate, we would expect <u>significant</u> revised disclosures supporting your conclusions.

36.   We read your response to comment 68 of our comment letter dated September 25, 2006; however, it appears that you have not revised the disclosures as stated in your response. Accordingly, as stated in your response please revise to remove the references and related discussions of "EBITDA" and "Operating income excluding depreciation and amortization." As stated in our prior comments, the use of the non- GAAP measures as performance measure and your discussions of related projected financial ratios (for example, P/E) which are derived from these projected non-GAAP measures are not appropriate. Please revise.

37.   Explain how the listed companies on page 45 were determined to be comparable companies. Discuss those factors that differ from Sprinturf and the impact the factors may have on the comparability of these companies. Clarify the references to Companies A through C in the table. Also, provide the comparable information in the table, if available, for Sprinturf.

38.   On page 46, you state "[a]nother calculation illustrated that when taking the combined business' debt and cash into consideration, the enterprise value of the combined business would be approximately $50.0 million, implying a 2007 enterprise value/earnings before interest, taxes, depreciation and amortization ("EBITDA") multiple of 8.2x based on Sprinturf's management projections." Further on page 46, you state "[a]nother calculation illustrated that the enterprise value of the combined business would be 12.7x EBITDA using revenue projections based upon the forecast market growth of 20%." Please reconcile these two statements.

Liquidation, page 47

39.   Provide a detailed discussion of the dissolution and liquidation process. Clarify the timing of the various steps involved in the process.

40.   We note that Mr. Spector has agreed to indemnify the trust against claims of various vendors. Clarify the names of any vendors that would fall within the indemnification agreement and state the amount of each potential claim. Also, state whether any potential claims would not be covered by the indemnification. If so, state the entity to whom the money would be owing and the amount of the potential claim. Clarify whether the officers and directors of Millstream II would be obligated to bring a claim against Mr. Spector to enforce such indemnification.

41.   We note the statement that there is no assurance that Mr. Spector would be able to satisfy his obligations. Clarify the risk to the trust and investors if Mr. Spector is unable to satisfy these obligations.

The Merger Agreement, page 51

42.   We reissue prior comment 71 of our letter dated September 25, 2006. Please explain the disclosure in this section about a "written parent takeover proposal." We may have further comment.

Effect of Termination, page 63

43.   We note your response to prior comment 73 of our letter dated September 25, 2006. Please summarize the representations regarding finders' fees disclosed in the schedules to the merger agreement. Also, it would appear that the schedule to the merger agreement relating to the finders' fees would be a material schedule and should be filed with the merger agreement as an annex.

Composition of the Board, page 66

44.   Clarify the names of the directors that will serve in each class of directorship.

Second Amendment and Restatement of Millstream II's Certificate of Incorporation, page 67

45.   Please clearly disclose all of the changes to be made to the certificate of incorporation.

Information About Sprinturf, page 76

General, page 76

46.   We reissue prior comment 77 of our letter dated September 25, 2006. Please clarify in the proxy statement whether Sprinturf's business is currently limited to certain geographic areas. We note the added disclosure that you plan to expand geographic penetration of your sales staff; however, the prior comment was asking for clear disclosure as to the geographic areas where your business is focused.

47.   We note the independent study by Dr. Mancino. Clarify whether the study included Sprinturf's products in the study. Clarify whether there is any affiliation between Dr. Mancino and Sprinturf and whether any funds, directly or indirectly, were paid to Dr. Mancino or Synthetic Testing Services. Lastly, clarify whether the study resulted in any negative findings for all-rubber infill synthetic turf systems.

48.   Explain the basis for your reliance upon conversations and a May 2005 article for the increase in installations in 2005.

Specialty Products, page 82

49.   We note your response to comment 84 of our letter dated September 25, 2006. Please reconcile this response with the information provided in risk factor 4 on page 24 of the proxy statement. Provide clear disclosure of any major customers. Also, discuss the sources and availability of raw materials – for example recycled tires. Lastly, clarify the statement that at times you provide installation services. Clarify who typically provides the standard installation services. We may have further comment.

Sales Process, page 83

50.   Please disclose the percent of sales attributable to public customers. Discuss any risks associated with the public bidding process. Add a risk factor as necessary.

51.   We note your acceptance into the GSA, COSTARS and CMAS programs. Please

clarify the time period for acceptance in the program and whether any additional action is required periodically to maintain your status in these programs. Also, clarify whether the merger transaction will have any impact upon the company's status in these programs. Lastly, clarify whether the business generated from participation in any one of these programs accounted for more than 10% of your sales in the aggregate. We may have further comment.

Marketing, page 84

52.	We note your response to prior comment 88 of our letter dated September 25, 2006. Please provide a more detailed discussion of the MBA program. Discuss the amount and percent of square feet installation that was through the MBA program and the amount and percent of revenues attributable to the MBA program. Discuss in greater detail the discount provided. Clarify the future role of the MBA program in your product orders. We may have further comment.

Installation, page 85

53.	We note your response to comment 89 of our letter dated September 25, 2006. Please define "fine aggregates" and "shock absorbing underlayment."

54.	We note your response to prior comment 90 of our letter dated September 25, 2006 that pricing is a principal competitive factor in the synthetic turf market. Provide clear disclosure in this section and add a risk factor.

55.	We note your response to prior comment 91 of our letter dated September 25, 2006 that Sprinturf has not incurred any material amounts for research and development. Provide clear disclosure in the proxy statement. Also, we note that this industry competes based upon product advancements. We also note the statement that "Sprinturf believes that it competes in many of these areas because of its … significant investment in advanced synthetic turf technology to ensure realistic playing surfaces." Please address the risk to the company due to its lack of investment in research and development and add a risk factor.

Legal Proceedings, page 87

56.	We continue to note the counterclaim challenging the validity of the 645 patent. Given the material impact this suit could have on your business and operations, it would appear that a risk factor is warranted and would be material to investors.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 88

57.	We reissue prior comment 95 of our letter dated September 25, 2006. Provide a detailed executive overview section discussing the events, trends and uncertainties that management views as most critical to the company's revenues.

58.   We note your revised disclosure in response to our prior comment 126 of our comment letter dated September 25, 2006. However, to enhance the investor's understanding, please revise your MD&A to disclose the litigation and the range of unrecognized but reasonably possible loss that might be incurred and its impact on your operations. See also our comment below regarding Note 8 of the financial statements.

59.   Explain the reference to income from operations and your ability to execute project costs efficiently when the company has had negative cash flow from operations. Provide clear disclosure in the overview of the material risks the company faces.

60.   We note that the company may only receive $5.9 million in cash from the merger transaction. We also note the accumulated deficit of $6.5 million and the going concern raised by the independent accountants. Clearly disclose in the overview. Also, please provide a detailed discussion of the potential need for additional funding even after the merger and the impact upon your business and operations if you are unable to obtain such funding.

61.   On page 89, you state "Sprinturf has experienced liquidity constraints over the past three years as a result of its rapid growth and some strategic decisions to sell certain synthetic turf systems at discounts to improve its brand awareness. Sprinturf does not anticipate it will offer such significant discounts in the future because Sprinturf is now a more prominent and established brand in the industry and because of the negative cash flow and income implications to the company." Please describe the likely effect on Sprinturf's revenues if the discounts which are part of its brand awareness program are discontinued.

62.   Provide a more detailed discussion of the changes in the various components of selling, general and administrative expenses. State the amount of change to each component and the reason(s) for the change.

63.   Disclose the amount and percent of revenues attributable to the marketing and brand awareness program for the interim period.

Indebtedness, page 94

64.   Please explain the reason(s) why you were not in compliance with the covenants. State the specific requirement(s) that you were not in compliance with. We note that the bank agreed to waive the breach. Clarify whether the waiver was for that particular breach or whether it included potential future breaches. Clarify whether the company continues not to be in compliance with the provisions. Also, if the

funds from the merger will be used to pay off this amount, provide clear disclosure throughout the proxy statement and discuss the impact this would have upon the business and operations.

Capital Requirements, page 95

65.   On page 40, you state that Sprinturf may receive $5.9 million (after fees and expenses assuming minimum approval) in equity capital. On page 96 you state that as of June 30, 2006, Sprinturf had an accumulated deficit of $6,615,712 and a working capital deficiency of $6,489,870. Please explain how the company will overcome these deficits if only $5.9 million of equity capital is injected into the combined company. Also, discuss the impact the repayment of certain loans would have upon the company's ability to inject capital into the combined company. Consider adding a risk factor.

Plan of Operations, page 99

66.   Disclose the current balance owed to vendors, etc. Disclose whether the current cash balance outside of the trust will be able to cover these costs.

Notes to pro forma condensed combined financial statements, page 109

67.   We note your response to comment 110 of our letter dated September 25, 2006. You state that the adjustment of shares that will be held in escrow related to certain receivables that have been written off. However, it is not clear to us why an adjustment is made relating to accounts receivable that is already written off. Please clarify. Tell us when the receivables were written off; disclose the amounts and how it is presented in your historical financial statements. In addition, as stated in our prior comment, provide the specific reference in the agreements that relates to this adjustment.

Directors and Management of the Combined Company Following the Merger, page 110

68.   Disclose the amount and percent of time Mr. Spector will devote to Sprinturf.

69.   Disclose Mr. Levine's business activities from 1999 to 2004.

70.   State the position(s) Mr. Cheskin has held as an employee at Sprinturf since inception in 1999.

71.   Disclose the period during which Mr. Rice has served in the listed positions with Ascend Acquisition Corp.

72.   We note your response to prior comment 117 of our letter dated September 25,

2006. However, we believe such disclosure should be made. We again refer you to Item 401(f)(2) of Regulation S-B.

Management Compensation Summary, page 114

73.   In footnote 1, please explain the distributions made to Mr. Julicher if Mrs. Julicher is currently the sole stockholder of Sprinturf. If this was indirect compensation, through Mrs. Julicher, please clarify.

74.   We note the statement that "other compensation includes $809,682, $450,150 and $6,124 for Mr. Julicher which represents distributions to Mr. Julicher as the beneficial owner of the capital stock of an S corporation." However we note on page 119 the company states that there were no dividends paid in 2004 and 2005. Since distributions described above are similar to dividends, the disclosures should be clarified. In addition, dividends declared per share information for Sprinturf should be included in page 22.

Beneficial Ownership of Securities, page 117

75.   Disclose the control person(s) for Sapling LLC. Currently you just state the name of the president. This would be the person(s) that have ultimate voting or dispositive control of the shares and may not be the same as the president. Also, disclose the control person(s) for Millenco LP and the Castlecomb Family Trust.

Description of the Combined Company's Securities Following the Merger, page 119

76.   We note the disclosure on page 120 that a number of the provisions in the combined company's amended and restated certificate of incorporation may make it more difficult to acquire control of the combined company. Please provide clear disclosure of these provisions when discussing the proposal to amend the certificate of incorporation.

Notes to financial statements

Note 8- Commitments and contingencies, F-13

77.   We note your response to our prior comment 126; however, it is not clear how your revised disclosure is consistent with paragraph 10 of SFAS 5. Please note, if no accrual is made for a loss contingency, or if an exposure to loss exists in excess of the amount accrued pursuant to the provisions of paragraph 8 of SFAS 5, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss may have been incurred. Please revise accordingly. Your revised disclosure should indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot

be made.

Note 8 - Other

78.   We note that you offer various discounts as part of your marketing strategy. You also state that a third party agreed to pay the discounts you provided certain schools. Please disclose the third party and your relationship. Disclose the discounts you have offered to customers, discounts that were paid and the balance of discounts payable. In this regard, disclose the amount of discount reimbursed by the third party for all periods presented.

79.   In addition to our comment above, please disclose your accounting policy regarding rebates and discounts and how are they presented in your financial statements.

Note 10- Selling, general and administrative expenses, F-14

80.   We note your revised disclosures in response to comment 124 of our comment letter dated September 25, 2006; however, you have not disclosed the corresponding expense amounts relating to each of those components. Please revise to do so.

Note 12- Material agreements, F-14

81.   We note your revised disclosure relating to the dependence on a sole supplier in response to comment 127 of our comment letter dated September 25, 2006. However, as stated in our prior comments, please provide the amounts relating to your dependence on a sole supplier of synthetic turf and any other major suppliers for the periods presented.

Millstream II Acquisition Corporation financial statements for the year ended December 31, 2005

82.   Please revise your description of the warrants and underwriter purchase options (UPO) in the notes and in page 123 consistent with your clarification and amended agreements. Please disclose if true, that (i) in no event will you be required to net cash settle the warrant exercise or UPO (ii) the warrants and UPO will not be exercisable unless there is an effective registration statement with respect to the common stock underlying the warrants and (iii) if a registration statement is not effective for the common stock underlying the warrants and UPO, the warrants and UPO may expire worthless. We may have further comments upon reviewing your responses.

General

83.   Please revise the interim financial statements of Sprinturf and Millstream II to conform to any changes made in the annual financial statements as a result of our comments above.

Other Regulatory and Other Exchange Act Filings

84.   Please note the updating requirements for the financial statements as set forth in Rule 3-12 of Regulation S-X.

85.   Please revise your other Exchange Act reports to comply with the comments above, as applicable.

Exhibits and Schedules

86.   We note your response to comment 135 of our letter dated September 25, 2006. Please direct us to where we can find the exhibits to the Agreement and Plan of Merger.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Mr. Arthur Spector
Millstream II Acquisition Corporation
November 6, 2006
Page 15

You may contact Raj Rajan at 202-551-3388 or Hugh West at 202-551-3872, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at 202-551-3329, or Pamela Howell, who supervised the review of your filing, at (202) 551-3357, with any other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth
Companies

cc: Ronald Albert, Esq.
        Miriam Alfonso de Oliveira, Esq.
        Fax (305) 995-6398